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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 6, 2019

Dear Sir, Madam,

Subject- Company Statement

Infosys strongly condemns the mischievous insinuations made by anonymous sources against the co-founders and former colleagues, suggesting their involvement in the recent whistleblower allegations.

According to Nandan Nilekani, Chairman, Infosys, "These speculations are appalling and seem to be aimed at tarnishing the image of some of the most accomplished and respected individuals. I have deep regard for the life-long contribution of all our cofounders. They have built this institution and have served this company selflessly and even today, remain committed to the long-term success of Infosys."

As we have previously stated, the Audit Committee has appointed an external law firm to conduct an independent investigation into the allegations made in the complaints. We will share the outcome of the investigation at the relevant time with all stakeholders.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com